East Perry, LLC

(a North Carolina Limited Liability Company)

Reviewed Financial Statements

For the years ended December 31, 2025 and 2024

Financial Statements

East Perry, LLC

Table of Contents

Independent Accountant's Review Report

September 8, 2026
To: The Prospective Investors of East Perry, LLC
Re: 2025-2024 Financial Statement Review– East Perry, LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of East Perry, LLC, which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of East Perry, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
September 8, 2026

East Perry, LLC
BALANCE SHEETS
As of December 31, 2025 and 2024
(Unaudited)

ASSETS	2025	2024
Current Assets		
Cash and cash equivalents	$ 265,277	$ 187,126
Accounts receivable	14,117	16,704
Inventories	256,171	50,000
Total Current Assets	535,565	253,830
Total Assets	$ 535,565	$ 253,830
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Credit cards	$ 86,012	$ 8,928
Loans payables, short-term	76,951	119,255
Sales tax liability	220,872	54,241
Other current liabilities	5,111	2,093
Total Current Liabilities	388,946	184,517
Noncurrent Liabilities		
Loans payables, long-term	68,100	68,100
Total Noncurrent Liabilities	68,100	68,100
Total Liabilities	457,046	252,617
Members' Equity		
Members' contributions	28,816	28,198
Retained Earnings/ (Accumulated Deficit)	49,703	(26,985)
Total Members' Equity	78,519	1,213
Total Liabilities and Members' Equity	$ 535,565	$ 253,830

The accompanying footnotes are an integral part of these financial statements.

East Perry, LLC
INCOME STATEMENTS
For the years ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Revenues	$ 2,549,653	$ 1,921,267
Cost of revenues	(1,487,618)	(1,199,439)
Gross profit	1,062,035	721,828
Operating Expenses		
Advertising and marketing	503,971	221,284
General and administrative	152,073	145,486
Professional fees	44,470	18,602
Total Operating Expenses	**700,514**	**385,372**
Net Operating Income (Loss)	**361,521**	**336,456**
Other Income (Expense)		
Interest income	947	399
Interest expense	(58,099)	(25,950)
Other expenses	(1,896)	(40,709)
Total Other income (expense)	**(59,048)**	**(66,260)**
Net Income (Loss)	**$ 302,473**	**$ 270,196**

The accompanying footnotes are an integral part of these financial statements.

East Perry, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the years ended December 31, 2025 and 2024
(Unaudited)

	Members' Contributions		Retained Earnings/ (Accumulated Deficit)		Total Members' Equity	
Balance as of December 31, 2023	**$**	**27,908**	**$**	**(8,771)**	**$**	**19,137**
Contributions		290		-		290
Distributions		-		(288,410)		(288,410)
Net Income / (Loss)		-		270,196		270,196
Balance as of December 31, 2024		**28,198**		**(26,985)**		**1,213**
Contributions		618		-		618
Retained Earnings		-		(225,785)		(225,785)
Net Income / (Loss)		-		302,473		302,473
Balance as of December 31, 2025	**$**	**28,816**	**$**	**49,703**	**$**	**78,519**

The accompanying footnotes are an integral part of these financial statements.

East Perry, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ 302,473	$ 270,196
Changes in operating assets and liabilities:		
Accounts receivable	2,587	(16,704)
Inventories	(206,171)	(10,000)
Credit cards	77,084	5,800
Sales tax liability	166,631	52,633
Other current liabilities	3,018	1,992
Net cash provided by (used in) operating activities	**345,622**	**303,917**
Cash Flows from Financing Activities		
Net proceeds (payment) of loans	(42,304)	115,211
Members' contributions	618	290
Distribution to members	(225,785)	(288,410)
Net cash used in financing activities	**(267,471)**	**(172,909)**
Net change in cash and cash equivalents	**78,151**	**131,008**
Cash and cash equivalents at beginning of year	187,126	56,118
Cash and cash equivalents at end of year	**$ 265,277**	**$ 187,126**
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

EAST PERRY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

East Perry, LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was formed in North Carolina as a limited liability company on September 28, 2016. The Company is engaged in the retail of sheepskin and wool-based products, including home decor, bedding, apparel and related consumer goods.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. As December 31, 2025 and 2024, the Company had approximately $9,958 and nil, respectively, in excess of FDIC-insured limits. The Company monitors the financial condition of its depository institution on an ongoing basis and believes the risk of loss is remote. The Company has not experienced any losses in such accounts.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account and funds sitting in the Company’s third-party payment platforms. As of December 31, 2025 and 2024, cash and cash equivalents amounted to $265,277 and $187,126, respectively.

EAST PERRY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(UNAUDITED)

Receivables

Accounts receivables represent amounts due from customers and are recorded at the amount expected to be collected. The Company evaluates collectability based on historical experience, customer payment activity, current economic conditions and other relevant factors. Amounts deemed uncollectible are written off when collection is no longer considered probable. As of December 31, 2025 and 2024, the Company's accounts receivable was $14,177 and $16,704, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in first out method. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company has inventories, all classified as finished goods, amounting to $256,171 and $50,000 as of December 31, 2025 and 2024, respectively.

Sales Tax Liability

The Company is subject to sales tax regulations in the jurisdiction in which it operates. Sales taxes collected from customers are recorded as liability until remitted to the taxing authority. As of December 31, 2025 and 2024, sales tax liability amounted to $220,872 and $54,241, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future

tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2025 and 2024.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company earns revenue via direct to consumer channels online. Revenues for the year ended December 31, 2025 and 2024 amounted to $2,549,653 and $1,921,267, respectively.

The cost of revenues includes direct cost of merchandise sold, fulfilment and shipping, warehouse-related costs, labor cost and payment processing fees. The Company incurred $1,487,618 and $1,199,439 in cost of revenues for the year ended December 31, 2025 and 2024, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in the ASC. Management believes that ASUs issued to date either provide supplemental guidance, are technical corrections, are not applicable to the Company or are not expected to have a significant impact on the Company's financial statements.

NOTE 3 – LOANS PAYABLE

As of December 31, 2025 and 2024, the Company had the following outstanding loans:

Short-term

- The Company entered into a financing agreement with Shopify Capital Inc. to obtain working capital for business operations. Under the terms of the agreement, the Company received financing proceeds in exchange for payment of the principal plus a fixed financing fee. Repayment is made through automatic deductions from the Company's Shopify sales receipts at a specified percentage of sales. As of December 31, 2025 and 2024, the Company had outstanding obligations of $73,398 and $117,969, respectively.

EAST PERRY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(UNAUDITED)

- The Company also maintains other short-term financing arrangements utilized for working capital and operating purposes. As of the December 31, 2025 and 2024, the aggregate outstanding balance of these borrowings was $3,553 and $1,286, respectively.

Long-term

- In 2023, the Company entered into a loan agreement with U.S. Small Business Administration for a principal amount of $68,100. The loan bears an interest of 3.75% per annum and matures on July 27, 2050. The principal is payable in a single lump-sum payment upon maturity. As of December 31, 2025 and 2024, the outstanding principal balance was $68,100.

As of December 31, 2025 and 2024, total short-term loans outstanding were $76,951 and $119,255, respectively. As of December 31, 2025 and 2024, total long-term loans outstanding were $68,100 in both years.

NOTE 4 – MEMBERS' EQUITY

The Company is a limited liability company organized under the laws of the State of North Carolina. Ownership is represented by membership interests. During 2025 and 2024, the Company received contributions from its members amounting to $618 and $290, respectively. As of December 31, 2025 and 2024, total members' contributions was $28,816 and $28,198, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through September 8, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.